VIA EDGAR

October 3, 2008

William Thompson
Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
Mail Stop 3561
Washington, D.C. 20549

RE:	Chesapeake Utilities Corporation
Form 10-K for Fiscal Year Ended December 31, 2007
Filed March 10, 2008
Form 10-Q for Fiscal Quarter Ended June 30, 2008
Filed August 11, 2008
File No. 1-11590

Dear Mr. Thompson:

Chesapeake Utilities Corporation. (the “Company”) hereby responds to the Staff’s comments as set forth in your letter of September 9, 2008.  The comments in the letter are reproduced below, together with our responses to the staff of the Securities and Exchange Commission (the “Staff”) in plain text.

Form 10-K for Fiscal Year Ended December 31, 2007

Item 1. Business, page 1

1.
We considered your response to comment number one in our letter dated July 25, 2008 and reviewed the proposed revision to your disclosure.  Please be advised that Item 10(e) of Regulation S-K applies to the non-financial statement portions of annual reports under sections 13 and 15(d) of the Securities Exchange Act.  As such, we believe that the financial information regarding operating revenues of a particular segment presented in the description of your business should reconcile to the segment information presented in your financial statements.  Given that the description of your business is presented by reportable segment, please disclose the operating revenues of your natural gas marketing and propane wholesale marketing subsidiaries so that the financial information presented in the description of business in future filings reconciles to the segment information in Note C to your financial statements.

Response:  In future filings, the Company will disclose the operating revenues of its natural gas marketing and propane wholesale marketing subsidiaries, so that the financial information presented in the description of business reconciles to the segment information in Note C of our financial statements.

Report of Independent Registered Public Accounting Firm, page 33

2.
You indicated in your response to comment number two in our letter dated July 25, 2008 that you concluded that the 2006 and 2005 adjustments to retroactively reflect discontinued operations were not material and that an amendment to include the subsequently revised report of your successor auditor was not required.  Yet, it appears that your predecessor and successor auditors considered the significance of the adjustments since the predecessor auditor reported on your 2006 and 2005 financial statements before the adjustments to retroactively reflect discontinued operations and your successor auditor revised its report to refer to the predecessor’s audit report before the adjustments and render an opinion in regard to the adjustments.  As such, it appears that you should file an amendment to include the subsequently revised report of your successor auditor.  Given the circumstances described in your response, please explain to us the rationale for your conclusion that the adjustments to retrospectively reflect discontinued operations were not material, and that an amendment is not required.

Response:  The Company performed an analysis with the guidance set forth in Staff Accounting Bulletin No. 99 (“SAB 99”).  This analysis consisted of reviewing both the quantitative and qualitative measures related to discontinued operations and our consolidated financial statements.  At the completion of the analysis, the Company concluded, and the successor auditor concurred, that the discontinued operations were immaterial to the Company’s consolidated financial statements and an amended Form 10-K was not required.  This conclusion was based on the following quantitative and qualitative measures contained within our SAB 99 analysis:

•
Discontinued operations accounted for a net loss of $241,440 and $231,197 for the years of 2006 and 2005, which represented 2.30% and 2.21% of the consolidated net income for each of corresponding years.  Both the revenues and operating expenses for discontinued operations represented less than one percent of the Company’s consolidated revenues and operating expenses.  Management does not believe that these levels would be material to investors or shareholder when making an investment decision.

•	Management believes the judgment of a reasonable person would not have been changed or influenced by the different audit opinions present in the Form 10-K and the annual report to shareholders.

•	The Company’s financial statements were prepared in accordance with GAAP and stated correctly as presented.

•	A change in net earnings was not warranted.

•	There was not an attempt to hide a failure to meet analysts’ consensus expectations.

•	A loss was not changed into income, or vice versa.

•	The Company’s compliance with regulatory requirements was not affected.

•	The Company’s compliance with loan covenants or other contractual requirements was not affected.

•	Due to no impact on the income statement, the error did not have an effect on management’s incentive compensation.

•	The Company was not trying to conceal an unlawful act.

Consolidated Statement of Cash Flows, page 36

3.
We reviewed your response to comment number seven in our letter dated July 25, 2008.  Cash payments for debt issue cost should be classified in cash flows from financing activities and adjustments to reconcile net income to net operating cash flow should include amortization of debt issue costs.  Refer to EITF 95-13, paragraph 237 of CON 6 and paragraph 16 of APB 21.  Please revise your classification of debt issue cost in future filings.

Response:  In future filings, we will classify debt issue costs in the cash flows from financing activities and the amortization of debt issue costs will be included as an adjustment to reconcile net income to net operating cash flow.

Form 10-Q for Fiscal Quarter Ended June 30, 2008

4.
In future filings please revise the certifications required by Rule 13a-14(a) or Rule 15(d)-14(a) to include the parenthetical language omitted from paragraph 4(d).  Refer to item 601 (b)(31) or Regulation S-K.

Response: In future filings, we will revise the certifications required by Rule 13a-14(a) or Rule 15(d)-14(a) to include the parenthetical language omitted from paragraph 4(d).

* * * *
In connection with responding to the Staff’s comments, the Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please feel free to call me at (302) 734-6799.

Very truly yours,

/s/ Beth W. Cooper

Beth W. Cooper
Senior Vice President & Chief Financial Officer

cc:	Anthony Watson, Reviewing Accountant